# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Profusa, Inc., CIK 0001859807
CUSIP: 74319X405
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 207 West 25th St, 9th Floor, New York, New York (NY), 10001
Date of event which requires filing of this statement: 08/12/2026
Filed by CIK 0001890761
Persons authorized to receive notices and communications: Jack Stover, Manager, NorthView Sponsor I, LLC, 207 West 25th St., 9th Floor, New York, New York (NY), 10001, (212) 494-9022

## Reporting persons
- NorthView Sponsor I, LLC (CIK 0001890761): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 301,991; shared voting power 0; sole dispositive power 301,991; shared dispositive power 0; aggregate amount beneficially owned 301,991 (49.9% of the class)
  Comment: (1) Consists of shares of the Issuer's common stock, $0.0001 par value ("Common Stock"), issued upon conversion of the Promissory Note dated April 27, 2023, as amended. NorthView Sponsor I, LLC (the "Sponsor") holds 1,207,965 shares. These securities are held directly by NorthView Sponsor I, LLC (the "Sponsor") and indirectly by Jack Stover and Fred Knechtel, who are the managers of the Sponsor and officers of the Issuer. Messrs. Stover and Knechtel disclaim beneficial ownership of such securities except to the extent of their pecuniary interest therein.
- Jack Stover: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 73; shared voting power 301,991; sole dispositive power 73; shared dispositive power 301,991; aggregate amount beneficially owned 302,064 (49.9% of the class)
  Comment: (1) Consists of shares of the Issuer's common stock, $0.0001 par value ("Common Stock"), issued upon conversion of the Promissory Note dated April 27, 2023, as amended. Jack Stover holds 73 shares directly and 301,991 shares indirectly through NorthView Sponsor I, LLC (the "Sponsor"), for an aggregate of 302,064 shares, and together with Fred Knechtel, serves as a manager of the Sponsor and an officer of the Issuer. Messrs. Stover and Knechtel disclaim beneficial ownership of the securities held indirectly through the Sponsors except to the extent of their pecuniary interest therein.
- Fred Knechtel: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 147; shared voting power 301,991; sole dispositive power 147; shared dispositive power 301,991; aggregate amount beneficially owned 302,138 (49.9% of the class)
  Comment: (1) Consists of shares of the Issuer's common stock, $0.0001 par value ("Common Stock"), issued upon conversion of the Promissory Note dated April 27, 2023, as amended. Fred Knechtel holds 147 shares directly and 301,991 shares indirectly through NorthView Sponsor I, LLC (the "Sponsor"), for an aggregate of 302,138 shares, and together with Jack Stover, serves as a manager of the Sponsor and an officer of the Issuer. Messrs. Stover and Knechtel disclaim beneficial ownership of the securities held indirectly through the Sponsors except to the extent of their pecuniary interest therein.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Profusa, Inc.
Address of issuer's principal executive offices: 207 West 25th St, 9th Floor, New York, New York (NY), 10001

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by NorthView Sponsor I, LLC (the "Sponsor"), Jack Stover and Fred Knechtel (together, the "Reporting Persons").
Residence or business address: The principal business address of the Reporting Persons is 207 West 25th St., 9th Floor, New York, NY 10001.
Present principal occupation or employment: The Sponsor is a holding company following the Issuer's initial public offering (the "IPO") with no material business operations. Messrs. Stover and Knechtel are the managers of the Sponsor and officers and directors of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.
Citizenship: The Sponsor is a Delaware limited liability company. Messrs. Stover and Knechtel are citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of Common Stock beneficially owned by the Reporting Persons were acquired upon conversion of the Promissory Note dated April 27, 2023, as amended (the "Note"), pursuant to the Note Modification and Conversion Agreement dated April 24, 2026, as amended. On August 12, 2026, the Sponsor converted $1,292,521 of principal into 1,207,965 shares at a conversion price of $1.07 per share. Following the Issuer's 1-for-4 reverse stock split, the Sponsor holds 301,991 shares.

## Item 4. Purpose of Transaction
Purpose of transaction: On April 27, 2023, the Issuer issued a Promissory Note to the Sponsor in the original principal amount of up to $2,500,000 (the "Note"), which was subsequently amended and restated on January 8, 2024, and further amended on May 31, 2024 and March 20, 2026. On April 24, 2026, the Issuer and the Sponsor entered into a Note Modification and Conversion Agreement (as amended, the "Conversion Agreement"), which modified the terms of the Note and provided for optional conversion into shares of Common Stock. The Conversion Agreement was amended on April 29, 2026, July 31, 2026, and August 12, 2026. On August 12, 2026, the Sponsor converted $1,292,521 of principal into 1,207,965 shares of Common Stock at a conversion price of $1.07 per share, pursuant to the Conversion Agreement. Following the Issuer's 1-for-4 reverse stock split, the Sponsor holds 301,991 shares from this conversion.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As described in Item 4, NorthView Sponsor I, LLC (the "Sponsor") beneficially owns 301,991 shares of Common Stock (approximately 49.9% of the outstanding shares), with sole voting and dispositive power over all such shares. Jack Stover beneficially owns 302,064 shares of Common Stock (approximately 49.9% of the outstanding shares), consisting of 73 shares over which Mr. Stover has sole voting and dispositive power and 301,991 shares held by the Sponsor over which Mr. Stover has shared voting and dispositive power. Fred Knechtel beneficially owns 302,138 shares of Common Stock (approximately 49.9% of the outstanding shares), consisting of 147 shares over which Mr. Knechtel has sole voting and dispositive power and 301,991 shares held by the Sponsor over which Mr. Knechtel has shared voting and dispositive power.
Number of shares as to which each person has sole or shared power to vote or dispose:
The aggregate percentage of Common Stock beneficially owners by the Reporting Persons is calculated based upon 605,726 shares of Common Stock outstanding following the Issuer's 1-for-4 reverse stock split.

By virtue of their positions as managers of the Sponsor, Messrs. Stover and Knechtel share the power to (i) vote or direct the voting and (ii) dispose or direct the disposition of the 301,991 shares of Common Stock held directly by the Sponsor.
Transactions in the class effected during the past sixty days: Other than the transactions described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than the agreements described in Item 4 and relationships described in Item 2, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1* Joint Filing Agreement, dated as of August 19, 2026, among the Reporting Persons.

* Filed herewith.

## Signatures
- NorthView Sponsor I, LLC: /s/ Jack Stover, /s/ Fred Knechtel, Jack Stover / Manager, Fred Knechtel / Manager (08/19/2026)
- Jack Stover: /s/ Jack Stover, Jack Stover (08/19/2026)
- Fred Knechtel: /s/ Fred Knechtel, Fred Knechtel (08/19/2026)